Exhibit 99.2
IRREVOCABLE UNDERTAKING
To: Connect Holdings Limited (Offeror)
6 June 2007
Dear Sirs,
Offer for Pacific Internet Limited (Offeree)
We understand that Offeror intends to revise its offer price in respect of its voluntary conditional cash general offer (the Offer) to acquire all of the issued share capital of the Offeree other than that already owned by Offeror substantially on the terms of the attached draft press release (Press Release). This undertaking is given to Offeror and sets out the terms and conditions on which we, MediaRing Ltd, will accept the revised Offer (as defined in paragraph 8 below).
Shareholdings
1.      We represent and warrant to Offeror that:
(a)	we are the registered holder and beneficial owner of 4,056,163 ordinary shares in the capital of Offeree and that we hold these free of any encumbrances or third party rights of any kind whatsoever;

(b)	save for the 4,056,163 ordinary shares referred to in paragraph 1(a) above, we do not have any interest in any securities of Offeree or any rights to subscribe for, purchase or otherwise acquire any such securities; and

(c)	we have full power and authority to enter into this undertaking, to perform the obligations under it and to accept the Offer in respect of the Offeree Shares (as defined in paragraph 2(a) below).
Dealings and undertakings
2.      We undertake to Offeror that before the Offer (as defined in paragraph 8 below and for the avoidance of doubt as revised as contemplated in paragraph 10 below) closes, lapses or is withdrawn, we shall:
(a)	not sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any shares in Offeree referred to in paragraph 1(a) above, any other shares in Offeree legally and beneficially owned by us and any other shares in Offeree issued or unconditionally allotted to, or otherwise acquired by, us before then (all collectively the Offeree Shares), other than pursuant to our acceptance of the Offer;

(b)	not accept any other offer in respect of the Offeree Shares;

(c)	exercise all voting rights attaching to the Offeree Shares in such manner as to enable the Offer to become unconditional and to oppose the taking of any action which might result in any condition of the Offer not being satisfied;

(d)	(other than pursuant to the Offer) not enter into any agreement or arrangement, incur any obligation or give any indication of intent:
(i)	to do any of the acts referred to in paragraphs 2(a) and (b) above;

(ii)	in relation to, or operating by reference to, the Offeree Shares; or

(iii)	which, in relation to the Offeree Shares, would or might restrict or impede us from accepting the Offer, and for the avoidance of doubt, references in this paragraph 2(d) to any agreement, arrangement, obligation or indication of intent includes any agreement, arrangement, obligation or indication of intent whether or not legally binding or subject to any condition or which is to take effect if the Offer closes or lapses or if this undertaking ceases to be binding or following any other event.
3.      We further undertake not to, until the earlier of:
(a)	this undertaking lapsing in accordance with paragraph 12 below; or

(b)	the Offer becoming unconditional,
acquire any interests or otherwise deal or undertake any dealing in any relevant securities of Offeree.
Undertaking to accept the Offer
4.      In consideration of Offeror’s agreement in paragraph 10 below to increase the offer price, we undertake that:
(a)	immediately upon receipt of Offeror’s notice substantially in the form set out in the schedule hereto, we shall accept the Offer (as defined in paragraph 8 below and for the avoidance of doubt as so increased) in respect of the Offeree Shares stated in such notice in accordance with the procedure for acceptance set out in the formal document containing the Offer dated 2 May 2007 (the Offer Document);

(b)	we shall not withdraw any acceptances of the Offer; and

(c)	Offeror shall acquire the Offeree Shares free of any lien, charge, option, equity or encumbrance of any nature whatsoever and together with all rights of any nature attaching to those shares.

For the avoidance of doubt, in the event that Offeror does not give any notice pursuant to paragraph 4(a) above by 2 business days prior to the scheduled expiration date for the Offer, we are not precluded from accepting the Offer whether in part or in full in respect of the Offeree Shares.
Documentation
5.      We consent to:
(a)	the inclusion of references to us, and particulars of this undertaking and our holdings of relevant securities of Offeree being included in the Press Release and any other communication or announcement made, or document issued, by or on behalf of Offeror in connection with the Offer, to the extent required under any applicable laws and rules, subject however to prior consultation with us if practicable in the circumstances; and

(b)	this undertaking being available for inspection or being made part of a public filing as may be required by The Singapore Code on Take-Overs and Mergers (the Code), the rules and regulations of United States National Association of Securities Dealers Automated Quotations (Nasdaq) and the US Securities and Exchange Commission (SEC) or the Listing Manual of the Singapore Exchange Securities Trading Limited.
6.      We shall promptly give you all information and any assistance as you may reasonably require for the preparation of the Press Release and any other communication or announcement to be made, or document to be issued, by or on behalf of Offeror in connection with the Offer in order to comply with the requirements of the Code, the Securities Industry Council of Singapore (SIC), Nasdaq, the SEC or any other legal or regulatory requirement or body having jurisdiction over the matter in question. We shall immediately notify you in writing of any change in the accuracy or impact of any information previously given to you.
Secrecy
7.      We shall keep secret:
(a)	the possibility, terms and conditions of the revised Offer and the existence of this undertaking until the Press Release is issued; and

(b)	the terms of this undertaking until the Press Release is issued, provided that nothing herein shall prevent us from complying with our obligations to make the necessary announcements under applicable laws, rules and regulations.
The obligations in this paragraph 7 shall survive termination of this undertaking.

Interpretation
8.      In this undertaking the Offer means the voluntary conditional offer made by the Offeror to acquire all the issued ordinary share capital of Offeree other than that already owned by Offeror substantially on the terms of the Offer Document or as may be required to comply with the requirements of the SIC, Nasdaq or the SEC. A reference in this undertaking to the Offer also includes the revised offer contemplated in paragraph 10 below and any other new, increased, renewed or revised offer made by or on behalf of Offeror to acquire shares in Offeree, provided that the terms of such offer are no less favourable to acceptors than the terms set out in the Press Release.
Time of the Essence
9.      Any time, date or period mentioned in this undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.
The Offer
10.      Subject to paragraph 11 below, we understand Offeror will increase the offer price to US$11.00 net in cash per share, without interest, for all Offeree shares including, for the avoidance of doubt, all tenders previously received, and will extend the offer period for at least 14 days from the initial expiration date, provided the Press Release is issued substantially in the form attached (or in such other form as may be required to comply with the requirements of the SIC, Nasdaq or the SEC).
11.      If after Offeror issues the Press Release, Offeror becomes aware that any condition of the Offer, as set out in section 15 of the Offer Document, has or may become incapable of being fulfilled, Offeror shall not be obliged to proceed with the Offer, subject to compliance with applicable laws, rules and regulations and any order of the relevant regulatory body and applicable to Offeror.
12.      This undertaking shall lapse if:
(a)	any of the conditions set out in section 15 of the Offer Document occurs or is not satisfied (as the case may be), and the invoking of such condition (other than the minimum tender condition) has been consented to by the SIC; or

(b)	the Offer lapses or is withdrawn; or

(c)	any action or step has been taken by any regulatory body to declare the transaction contemplated herein void, illegal and/or unenforceable or otherwise restrict or prohibit the same, or any determination, ruling or order has been made or issued by any relevant regulatory body to the effect that the transaction contemplated herein is in violation or breach of any applicable laws, rules or regulations.

If this undertaking lapses, neither party shall have any claim against the other save for any claim Offeror may have against us if the Offer lapses due to our not having complied with this undertaking. For the purposes of sub-paragraph (c) above, you confirm that as at the date hereof, you have received independent legal advice as to the transaction contemplated herein and no advice you have received indicates that this undertaking of itself would be in violation of any applicable laws, rules or regulations.
Power of Attorney
13.      In order to secure the performance of our obligations under this undertaking, we appoint any director of Offeror as our attorney, if we fail to accept the Offer in accordance with paragraph 4(a), in our name and on our behalf to do all things and to execute all deeds and other documents as may be necessary or desirable to accept the Offer in respect of the Offeree Shares.
14.      We agree that this power of attorney is given by way of security and is irrevocable until the Offer closes, lapses or is withdrawn.
Specific Performance
15.      We agree that, if we fail to comply with any of the undertakings in paragraphs 4(a) and 4(b) above or breach any of our other obligations under this undertaking, damages would not be an adequate remedy and accordingly Offeror shall be entitled to the remedies of specific performance, injunction or other equitable relief.
Notices
16.      All notices or other communications to be given or made under or in connection with this undertaking shall be in writing and delivered personally or sent by prepaid registered post or by fax addressed to the intended recipient thereof at its address, or fax number, and marked for the attention of such person (if any), set out below (or to such other address or fax number as a party may from time to time notify the other). Any such notice, demand or communication shall be deemed to have been duly served (if delivered personally) immediately or (if made by fax) upon receipt by the sender of the transmission report indicating that the notice, demand or communication has been sent in full to the recipient’s fax number or (if sent by post) five days after posting and in proving the same it shall be sufficient to show that personal delivery was made or that the envelope containing the same was duly addressed, stamped and posted or that the transmission report indicates that the notice or communication has been sent in full to the recipient’s fax number. A notice given in accordance with this paragraph 16 but received on a non-working day or after business hours in the place of receipt will only be deemed to be duly served on the next working day in that place.
The address and facsimile number of each party for notices, demand or other communications under or in connection with this Agreement are:

To us:
Address	:	750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001
Facsimile No.	:	6441 3013
Attention:		Khaw Kheng Joo

To Offeror:
Address	:	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Facsimile No.	:	+1 441 292 4720
Attention	:	David Astwood

With copy to:

Ashmore Investment Management Limited
Address	:	20 Bedfordbury, London WC2N 4BL England
Facsimile No.	:	+44 20 7557 4141
Attention	:	Craig Webster
Governing Law
18.      This undertaking shall be governed by and construed in accordance with Singapore law.
EXECUTED and DELIVERED as a DEED

Yours faithfully, MEDIARING LTD whose Common Seal was hereunto affixed in the presence of:	) ) )

/s/ Eileen Tay Tan Bee Kiew Name: Eileen Tay Tan Bee Kiew Title: Director

/s/ Khaw Kheng Joo Name: Khaw Kheng Joo Title: Director & CEO

Agreed, confirmed and accepted:
Connect Holdings Limited

/s/ William Barney Name: William Barney Title: Director

SCHEDULE
Notice under paragraph 4(a) of the undertaking
Date:

To:	MediaRing Ltd

From:	Connect Holdings Limited
We refer to the letter of undertaking dated 6 June 2007 executed by you in favour of Connect Holdings Limited (the Undertaking). Terms defined in the Undertaking have the same meanings when used herein.
Pursuant to paragraph 4(a) of the Undertaking, we hereby give you notice that we require you to accept the Offer in respect of all ordinary shares in Offeree of which you are the registered holder, or beneficially owned by you, or acquired by you.
Yours faithfully
for and on behalf of
CONNECT HOLDINGS LIMITED

Name:
Title:

FOR IMMEDIATE RELEASE
Connect Increases Pacific Internet Bid to US$11.00 Per Share and Says Offer Price is Final1
SINGAPORE — 7 June 2007 — Connect Holdings Limited (Connect) today raised the price of its voluntary conditional cash general offer (the Offer) to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (Nasdaq: PCNTF; PacNet) to US$11.00 net in cash per share, without interest. Connect stated that the offer price is final and that it will not increase or revise the offer price further.1
This revised offer price represents an increase of 10.00% from Connect’s initial offer price of US$10.00 net in cash per share, a 20.75% premium over the reported closing price of PacNet shares of US$9.11 on 11 January 2007 being the last trading day on the Nasdaq Global Market before Connect made known its intention to make the Offer, and a 10.00% premium over the reported closing price of US$10.00 on 5 June 2007.
Connect also announced today an extension of the expiration date of the offer until 12:00 midnight, New York City time, on 22 June 2007, 12:00 noon, Singapore time, on 22 June 2007. The offer was originally scheduled to expire at 12:00 midnight, New York City time, on 7 June 2007, 12:00 noon, Singapore time, on 7 June 2007.
In connection with the Offer, Connect also announced today that it has received an irrevocable undertaking from MediaRing Ltd to tender all PacNet shares held by MediaRing Ltd, being 4,056,163 PacNet shares, representing approximately 29.31% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) into the offer.
Connect urged PacNet shareholders to consider and note the following in evaluating its offer:
•	The revised offer price represents a premium of 20.75% over PacNet’s closing price of US$9.11 on 11 January 2007 being the last trading day on the Nasdaq Global Market immediately before Connect made known its intention to make the Offer, and represents a premium of 10.00% over PacNet’s closing price of US$10.00 on 5 June 2007;

•	The PacNet closing share price has not been above the revised offer price within the last 3 years;

•	Record owners may sell their shares at the revised offer price without incurring the transaction costs typically associated with market sales;

[1]	Under applicable rules and regulations, Connect is not permitted to further revise the offer after 15 June 2007 and/or further extend the offer past 1 July 2007, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve the right to extend and/or revise the offer in the event of a competing offer.

•	The form of consideration for the Offer is entirely cash and not subject to any financing condition so that the Offer allows PacNet shareholders to realize a fair value, in cash, for their investment and provides such shareholders certainty of value for their PacNet shares; and

•	To date, there are no alternative offers or concrete proposals available to all shareholders.
The offer remains subject to the same conditions as Connect’s original offer, including the tender of a sufficient number of shares such that Connect would own (including the shares it currently owns) more than 50% of the issued shares of PacNet as of the final expiration of the offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date).
The depositary for the offer has advised Connect that, not including the 4,056,163 PacNet shares, representing approximately 29.31% of the issued shares of PacNet, agreed to be tendered by MediaRing Ltd pursuant to the irrevocable undertaking, approximately 1,929,660 shares, representing approximately 13.94% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the offer as of 5 June 2007. The revised offer price extends to all tenders previously received. As of 12 January 2007 being the date of Connect’s initial announcement of its intention to make the offer, Connect and parties acting in concert with it owned 4,121,287 PacNet Shares, then representing approximately 29.78% of the issued share capital of PacNet.
With the extension of the offer, the options proposal made to PacNet option holders has also been similarly extended to 12:00 midnight, New York City time, on 22 June 2007, 12:00 noon, Singapore time, on 22 June 2007.
Lazard Asia Limited, the Financial Adviser and Dealer Manager to Connect, confirms that sufficient financial resources are available to Connect to satisfy in full all tenders in respect of the revised Offer. The revised offer is not subject to any financing condition.
Shareholders may continue to use the existing Letter of Transmittal and related documents that Connect has previously made available to tender their shares during the extended offer period. Option holders may also continue to use the existing acceptance forms previously mailed to them to accept the options proposal.
PacNet shareholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact MacKenzie Partners, Inc., the Information Agent or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer at the following respective addresses and telephone numbers:
The Information Agent for the Offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com
or
The Financial Adviser and Dealer Manager for the Offer is:

Lazard Asia Limited 3 Church Street 14-01 Samsung Hub #Singapore 049483	Lazard Frères & Co. LLC 30 Rockefeller Plaza New York, New York 10020

Call in Singapore.: (65) 6534 2011
This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Connect with the SEC on 2 May 2007. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of the Tender Offer Statement on a combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and all other documents that Connect has filed with the SEC at the SEC’s website at www.sec.gov, or from MacKenzie Partners, Inc., the Information Agent for the offer or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer.
The Directors of Connect (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
For further information please contact:
Lorain Wong
Tel: +852 2121 2973
Email: lorain.wong@asianetcom.com